Exhibit 99.1

ProQR Therapeutics N.V. Press Release June 28, 2017

FINAL — FOR RELEASE

ProQR Initiates Phase 1/2 Clinical Trial of QR-313 for Dystrophic Epidermolysis Bullosa

The trial, called WINGS, will evaluate the safety and efficacy of QR-313 in subjects with recessive dystrophic epidermolysis bullosa due to mutations in exon 73 of the COL7A1 gene.

QR-313 is a first-in-class potential therapeutic RNA molecule designed to improve the healing and integrity of skin in DEB patients

Interim results are expected in late 2018; full data are expected in 2019

LEIDEN, the Netherlands, June 28, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that a Phase 1/2 clinical trial called “WINGS”, to evaluate the safety and efficacy of QR-313 in patients with recessive dystrophic epidermolysis bullosa (RDEB) is open for enrollment.

“The initiation of our first human clinical trial for QR-313 is an exciting next step in the development of this novel investigational therapy for DEB. WINGS is designed to initially provide molecular proof of mechanism and subsequently clinical proof of concept for QR-313,” said David M. Rodman, MD, Executive Vice President of Research and Development at ProQR. “Now that the study is initiated we expect to dose the first set of adult and pediatric patients over the next few months and provide interim proof of mechanism results late this year.”

Dystrophic epidermolysis bullosa is a severe blistering disease that causes fragile skin. People with DEB live with constant pain and have a high risk of malnutrition and infections. Symptoms of the disease include poorly healing wounds, skin infections, fusion of fingers and toes, anemia and gastrointestinal tract problems. Some patients develop very aggressive forms of skin cancer in adulthood. There are currently no approved treatment options available that target the underlying cause of DEB.

David M. Rodman, MD continued: “The WINGS study marks the second of three clinical trials that we are conducting at ProQR this year. Beyond WINGS for DEB we have an ongoing QR-110 study in LCA 10 patients and plan to start a clinical trial of QR-421a in patients that suffer from Usher syndrome type 2.”

About the WINGS Trial

WINGS is a first-in-human Phase 1/2 double-blind, randomized, intra-subject placebo controlled clinical trial of QR-313 in approximately eight subjects (at least six years of age) that have RDEB due to mutation(s) in exon 73 of the COL7A1 gene.

The primary objectives for the study are to evaluate the safety and tolerability of topically applied QR-313 and assess proof of mechanism (exclusion, or skipping, of exon 73 from COL7A1 mRNA assessed by polymerase chain reaction). The secondary objectives are to quantify blood levels of QR-313, assess effects on wound healing, skin strength, the presence of collagen type 7 protein and anchoring fibrils in the skin.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

During the study QR-313 or placebo formulated in a gel will be topically applied to a patient’s wounds approximately every-other-day for up to four weeks with a subsequent eight week observation period. Up to four small skin biopsies will be performed and tissue analyzed for molecular endpoints. The trial will be conducted at specialized centers in the U.S. and selected European countries.

Interim proof of mechanism results from the trial are expected in 2018. Full clinical proof of concept results from the study are expected in 2019. Depending on results of the interim analysis, the trial may be adapted to adjust the frequency and/or method of topical delivery to further enhance uptake and activity. It is planned that eight subjects will receive either active gel or placebo on two separate wounds. Clinical proof of concept will compare the rate, strength and stability of wounds treated with active gel to those treated with placebo.

About QR-313

QR-313 is a potential first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils. The clinical development of QR-313 is supported with funding from EB Research Partnership and EB medical Research Foundation. QR-313 has been granted orphan drug designation in the United States and the European Union.

About Dystrophic Epidermolysis Bullosa

Epidermolysis bullosa (EB) is a group of rare genetic skin diseases of which dystrophic EB (DEB) is one of the most severe forms. DEB is caused by a mutation in the COL7A1 gene which is responsible for the formation of the collagen type C7 protein that anchors fibrils that bind the inner and outer skin layers together. This mutation causes a loss of the anchoring fibrils resulting in fragile skin. People with DEB live with constant pain and have a high risk of malnutrition and infections. Symptoms include poorly healing wounds, skin infections, fusion of fingers and toes, anemia, gastrointestinal tract problems and with adulthood some develop very aggressive forms of skin cancer. There are no approved treatment options available that target the underlying cause of DEB.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-313, QR-110, QR-421a, their clinical development, including timing and design of clinical trials investigating these product candidates, and therapeutic potential.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, that a

Fast Track designation by the FDA may not actually lead to a faster development, regulatory review or approval process, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com